Exhibit A

Ceragon Networks® Expands its FibeAir® Family with Advanced Long Haul Solutions
Company Introduces FibeAir 1500HP, an Innovative Ultra High Power Wireless System

        TEL AVIV, Israel, November 23, 2005 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today announced the release of its FibeAir 1500HP, a next generation long haul wireless system. The new FibeAir 1500HP was designed as an ideal backhaul solution for end-to-end long distance connectivity allowing the deployment of voice and data services for fixed and mobile backhaul networks. The new FibeAir 1500HP has successfully completed a customer trial with a leading telecommunications provider and is now commercially available.

        With key technological advancements, the FibeAir 1500HP is the first split mount radio to be truly optimized for long haul applications. Ceragon’s unique embedded space diversity with dual receiver architecture, extremely high transmit power and IF combining algorithm guarantee superior performance and errorless transmission. For operators this means a reliable, easily deployed solution that can use less equipment and smaller antennas, providing substantial savings on initial investments and operational expenditures.

        “FibeAir 1500HP broadens our addressable market to encompass a wide variety of long haul applications,” said Ira Palti, President and CEO, Ceragon Networks Ltd. “With its unique combination of advantages, FibeAir 1500HP represents a cost-effective way to provide dependable long distance connectivity.”

        FibeAir 1500HP operates in the frequency range of 6-11 GHz and can be installed outdoors, in a simple split mount configuration as well as all-indoor in a standard rack, enabling customers to choose the best installation for their needs.

        Combining spectral and hardware efficiency, modularity, and upgradeability in a single compact and cost effective system, Ceragon’s new FibeAir 1500HP is a breakthrough in the wireless long haul industry.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir® product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards, and has been installed for more than 150 customers in more than 60 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Company Contact:	Investor Contact:
Monique Cohen	Vered Shaked
Ceragon Networks Ltd.	Ceragon Networks Ltd.
+972-3-766-8430	+972-3-645-5513
monique@ceragon.com	ir@ceragon.com